 Exhibit 99.1

Kenon Holdings Reports Q1 2024 Results and Additional Updates

Singapore, June 3, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2024 and additional updates.

Q1 and Recent Highlights

Kenon

•
Kenon has obtained a favorable decision in our litigation proceedings against Shenzhen Baoneng Investment Group Co., Ltd. in the Supreme People’s Court of China in relation to its claim for breach of guarantee.

•
Kenon and its wholly-owned subsidiary IC Power Ltd. obtained a favorable decision in its arbitration proceedings against the Republic of Peru with respect to pre- and post-award interest on the award, further to the tribunal’s prior award in favor of Kenon.

•	In April 2024, Kenon distributed a cash dividend of approximately $200 million ($3.80 per share).

OPC

•
In April 2024, CPV Renewable Power (in which OPC has an indirect 70% interest), which operates, constructs and develops renewable energy projects in the U.S., entered into a non-binding term sheet with a North American infrastructure private equity fund regarding a potential investment of $300 million.

•	Financial results:
•	OPC’s net profit in Q1 2024 was $4 million, as compared to $22 million in Q1 2023. OPC’s Q1 2024 net profit included share in profit of CPV of $20 million as compared to $24 million in Q1 2023.
•	OPC’s Adjusted EBITDA[1] (including proportionate share in EBITDA of associated companies) in Q1 2024 was $95 million, as compared to $75 million in Q1 2023.

ZIM

•	ZIM announced a cash dividend, to be paid on June 11, 2024, of $0.23 per share, or approximately $28 million in aggregate, of which Kenon’s share would be approximately $5 million net of tax.

•	Financial results:
•	ZIM reported a net profit in Q1 2024 of $92 million, as compared to net loss $58 million in Q1 2023.
•	ZIM reported Adjusted EBITDA[1] in Q1 2024 of $427 million, as compared to $373 million in Q1 2023.

1 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 3, 2024 for the definition of OPC’s Adjusted EBITDA (including proportionate share in Adjusted EBITDA of associated companies) and ZIM’s Adjusted EBITDA and a reconciliation to their respective net profit/(loss) for the applicable period.

Discussion of Results for the Three Months ended March 31, 2024

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Services Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated June 3, 2024 for a summary of Kenon’s consolidated financial information; summary of OPC’s consolidated financial information; a reconciliation of OPC’s EBITDA and Adjusted EBITDA (which is a non-IFRS measure) to net profit; a summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit/(loss).

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, translated into US dollars.

Summary Financial Information of OPC

	For the three months ended March 31,
	2024	2023
	$ millions
Revenue	174	147
Cost of sales (excluding depreciation and amortization)	(117)	(103)
Finance expenses, net	(17)	(5)
Share in profit of associated companies, net	20	24
Profit for the period	4	22
Attributable to:
Equity holders of OPC	5	18
Non-controlling interest	(1)	4

Adjusted EBITDA[2]	95	75

For details of OPC’s results by segment, please refer to Appendix A.

Revenue
	For the three months ended March 31,
	2024	2023
	$ millions
Israel	145	131
U.S.	29	16
Total	174	147

OPC’s revenue increased by $27 million in Q1 2024 as compared to Q1 2023. Excluding the impact of translating OPC’s revenue from NIS to USD3 in both periods, OPC’s revenue increased by $32 million in Q1 2024 as compared to Q1 2023.

OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid by customers under Power Purchase Agreements of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff in Q1 2024 was NIS 30.18 per KW hour, which is approximately 3% lower than the weighted-average generation component tariff in Q1 2023 of NIS 30.94 per KW hour.

2 Non-IFRS measure. See Appendix C for a definition of OPC’s EBITDA and Adjusted EBITDA and a reconciliation of these measures to profit for the period.
3 For the comparison excluding the impact of translation from NIS to USD, results for both Q1 2024 and Q1 2023 were converted using an average exchange rate of $0.2729/NIS, being the average exchange rate in effect in Q1 2024.

Set forth below is a discussion of significant changes in revenue between Q1 2024 and Q1 2023.

•
Revenue from sale of energy to the System Operator and to other suppliers – Such revenues increased by $9 million in Q1 2024 as compared to Q1 2023.  Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues increased by $9 million primarily due to the consolidation of results of the Tzomet Power Plant which commenced operations in Q2 2023 and the Gat Power Plant which was consolidated starting in Q2 2023;

•
Revenue from capacity payments – Such revenues increased by $11 million in Q1 2024 as compared to Q1 2023, primarily as a result of the commencement of commercial operations of the Tzomet Power Plant from Q2 2023;

•
Revenue from private customers in respect of infrastructure services – Such revenues decreased by $5 million in Q1 2024 as compared to Q1 2023. Excluding the impact of translating OPC’s revenue from NIS to USD, such revenues decreased by $4 million primarily due to a decrease in the infrastructure tariff of $2 million and a decrease of customer consumption of $4 million, offset by an increase of $2 million due to the consolidation of results of the Gat Power Plant which was consolidated starting in Q2 2023; and

•
Revenue from sale of renewable energy in U.S. – Such revenues increased by $9 million primarily due to the consolidation of results of Mountain Wind and Maple Hill projects starting in Q2 2023 and Q4 2023, respectively.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended March 31,
	2024	2023
	$ millions
Israel	101	94
U.S.	16	9
Total	117	103

OPC’s cost of sales (excluding depreciation and amortization) increased by $14 million from Q1 2023 to Q1 2024. Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD4 in both periods, OPC’s cost of sales (excluding depreciation and amortization) increased by $18 million in Q1 2024 as compared to Q1 2023. Set forth below is a discussion of significant changes in cost of sales between Q1 2024 and Q1 2023.

•
Natural gas and diesel oil consumption in Israel – Increased by $4 million in Q1 2024 as compared to Q1 2023.  Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $6 million primarily due to an increase of $12 million from the consolidation of results of the Gat Power Plant beginning in Q2 2023, offset by a decrease of $7 million as a result of decrease in the quantity of gas consumed in Q1 2024 as compared to Q1 2023 and a decrease of $5 million as a result of the commencement of delivery of gas from Energean from Q2 2023;

•
Expenses for infrastructure services in Israel – Increased by $4 million in Q1 2024 as compared to Q1 2023.  Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $4 million primarily due to an increase of $10 million as a result of maintenance work carried out at Rotem Power Plant during Q1 2024, offset by a decrease of $7 million as a result of decrease in the quantity of gas consumed in Q1 2024 as compared to Q1 2023; and

•
Other operating expenses in Israel – Increased by $4 million in Q1 2024 as compared to Q1 2023.  Excluding the impact of translating OPC’s cost of sales (excluding depreciation and amortization) from NIS to USD, such costs increased by $4 million primarily due to the consolidation of results of the Tzomet Power Plant which commenced operations in Q2 2023 and the Gat Power Plant which was consolidated starting in Q2 2023.

4 For the comparison excluding the impact of translation from NIS to USD, results for both Q1 2024 and Q1 2023 were converted using an average exchange rate of $0.2729/NIS, being the average exchange rate in effect in Q1 2024.

Finance Expenses, net

Finance expenses, net increased by $12 million in Q1 2024, as compared to Q1 2023, primarily due to (i) an increase in interest expense relating to loans for the Gat Power Plant and the Mountain Wind project of $1 million and $6 million, respectively, and (ii) an increase in interest expense from the commencement of commercial operations of the Tzomet Power Plant (which commenced operations in Q2 2023) of $3 million.

Share of Profit of Associated Companies, net

OPC’s share of profit of associated companies, net decreased by $4 million in Q1 2024 to $20 million, as compared to $24 million in Q1 2023.

For further details of the results of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on May 21, 2024 and the convenience English translations furnished by Kenon on Form 6-K on May 21, 2024.

Liquidity and Capital Resources

As of March 31, 2024, OPC had cash and cash equivalents of $228 million (excluding restricted cash), restricted cash of $17 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $1,488 million, consisting of $107 million of short-term indebtedness and $1,381 million of long-term indebtedness. As of March 31, 2024, a substantial portion of OPC’s debt was denominated in NIS.

As of March 31, 2024, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $710 million and proportionate share of cash and cash equivalents of CPV associated companies was $83 million.

Business and Other Developments

CPV Renewable Power entry into Non-Binding Term Sheet for Investment

In April 2024, CPV Renewable Power (“CPV Renewable”, a wholly-owned subsidiary of CPV Group, which operates, constructs and develops renewable energy projects in the U.S., in which OPC has a 70% interest) entered into a non-binding term sheet with a North American infrastructure private equity fund regarding a potential investment of $300 million. According to the term sheet, if the potential transaction is agreed and completed, the investor would provide a total amount of $300 million in exchange for approximately 32.6% of ordinary equity interests in CPV Renewable (reflecting a pre-money valuation of $620 million for CPV Renewable, subject to adjustments).

ZIM

Announcement of Q1 2024 Dividend and 2024 Guidance

On May 21, 2024, ZIM announced a dividend for Q1 2024 of approximately $28 million, or $0.23 per ordinary share, to be paid on June 11, 2024, of which Kenon’s share would be approximately $5 million net of tax. ZIM also announced its updated full-year 2024 guidance.

Discussion of ZIM’s Results for Q1 2024

ZIM carried approximately 846 thousand TEUs in Q1 2024, representing a 10% increase as compared to Q1 2023, in which ZIM carried approximately 769 thousand TEUs. The average freight rate in Q1 2024 was $1,452 per TEU, as compared to $1,390 per TEU in Q1 2023.

ZIM’s revenues increased by approximately 14% in Q1 2024 to approximately $1.6 billion, as compared to approximately $1.4 billion in Q1 2023, primarily due to an increase in freight rates as well as carried volume.

ZIM’s net profit in Q1 2024 was $92 million, as compared to net loss of $58 million in Q1 2023. ZIM’s Adjusted EBITDA5 in Q1 2024 was $427 million, as compared to $373 million in Q1 2023.

5 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 3, 2024 for the definition of ZIM’s Adjusted EBITDA and a reconciliation to its net profit/(loss) for the applicable period.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of March 31, 2024, Kenon’s stand-alone cash and cash equivalents was $640 million. As of June 3, 2024, Kenon’s stand-alone cash position was $438 million. There is no material debt at the Kenon level.

Bilateral Investment Treaty Claims Relating to Peru

On May 15, 2024, Kenon announced, in respect of its arbitration proceeding under the Free Trade Agreement between Singapore and the Republic of Peru (“Peru”), that following the parties’ requests for rectification of and/or supplementation to the previously announced award relating to interest and other matters, that the arbitration tribunal has issued its Decision on the Requests for Rectification and Clarification (the “Decision”). The claims, proceedings and the award in favor of Kenon and its wholly-owned subsidiary IC Power Ltd. (“IC Power”) in the amount of $110.7 million in damages together with $5.1 million in fees and costs plus pre- and post-award interest (the “Award”) are described in more detail in Kenon’s annual report on Form 20-F for the year ending December 31, 2023 (the “Form 20-F”). Pursuant to the Decision, pre- and post-award interest on the Award shall be payable at a rate of 6.91% per annum, compounding annually. As of April 30, 2024, pre- and post-award interest on the Award is approximately $60 million. Interest will continue to accrue until the Award is paid.

As described in more detail in the Form 20-F, Kenon and IC Power have entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of their arbitration claims against Peru and other costs, and in the event Kenon or IC Power receives proceeds in connection with the Award or settlement thereof, the capital provider will be entitled to be repaid for any expenses funded by the capital provider in accordance with the agreement, and to receive a portion of the claim proceeds, including interest. As of April 30, 2024, we estimate that our share of the Award, including interest and net of arbitration costs, would be approximately $75 million, subject to tax.

Kenon is taking steps to enforce the Award.

Pursuant to the International Centre for Settlement of Investment Dispute (“ICSID”) Convention, Peru has 120 days from the date of the Decision to file an application to annul the Award on the limited grounds established by the ICSID Convention.

Qoros update

Kenon holds a 12% equity interest in Qoros Automotive Co., Ltd. (“Qoros”), a China-based automotive company through its wholly-owned subsidiary, Quantum (2007) LLC (“Quantum”).

As previously disclosed in the Form 20-F, an entity related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”), which holds 63% of Qoros (the “Qoros Majority Shareholder”), had undertaken to take action to prevent enforcement of the pledge over the 12% equity interest in Qoros owned by Quantum and to indemnify Quantum against losses in connection with any such enforcement, and Baoneng Group had provided a guarantee of this obligation. Kenon had filed a claim against Baoneng Group in the Shenzhen Intermediate People’s Court relating to the breach of this guarantee by Baoneng Group, which was then transferred to the Supreme People’s Court of China for trial.

The Supreme People’s Court of China has upheld Kenon’s claim for specific performance against Baoneng Group, ordering Baoneng Group to open an escrow account on behalf of Kenon and to deposit approximately RMB 1.4 billion (approximately $193 million) into the escrow account.

Kenon has previously obtained a court order freezing certain assets of Baoneng Group in connection with the litigation.

The ruling in favor of Kenon described above is separate from the arbitration proceedings which have been previously disclosed and pursuant to which in February 2024, the arbitration tribunal issued a final award, not subject to any conditions, in favor of Quantum. The tribunal had ruled that the Qoros Majority Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.9 billion (approximately $262 million) relating to the sale agreement for Kenon’s remaining 12% stake in Qoros, comprising the purchase price set forth in the sale agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $235 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses. In connection with this arbitration, Kenon has obtained a court order freezing assets of Baoneng Group at different rankings.

Any value that could be realized in respect of these proceedings is subject to significant risks and uncertainties, including risks relating to enforcement and collection in respect of these proceedings and other risks and uncertainties.

About Kenon

Kenon has interests in the following businesses:

•	OPC (55% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets; and
•	ZIM (21% interest) – an international shipping company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to (i) OPC, including OPC’s business developments including the non-binding term sheet which CPV Renewable entered into with a North American infrastructure private equity fund regarding a potential investment of $300 million in CPV Renewable, (ii) the Award, including pre- and post-Award interest on the Award, the agreement with a capital provider and Kenon’s estimated share of the Award, (iii) litigation and arbitration proceedings relating to Kenon’s remaining interest in Qoros, including the Supreme People’s Court of China’s court order in favor of Kenon, the arbitration award in favor of Kenon in relation to Kenon’s sale agreement with respect to its remaining 12% stake in Qoros, (iv) the dividend declared by ZIM and Kenon’s share, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to (i) OPC’s business, the impact of tariffs, the outcome of bids and tenders and the cost and capacity of projects under construction and development and risks relating to the non-binding term sheet of CPV Renewable, including the risk that the transaction contemplated by the memorandum does not proceed on the terms described therein or at all, (ii) the Award, including a potential application to annul the Award, the ability to enforce the Award, amounts payable to the capital provider and retained by Kenon upon payment or successful enforcement of the Award and (iii) Kenon’s agreement to sell its remaining interest in Qoros and related legal, litigation and arbitration proceedings and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer deepaj@kenon-holdings.com Tel: +65 9669 4761